UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October, 2022
Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414

Montreal, QC H4C 2Z6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 10, 2022, Siyata Mobile, Inc., (the “Company” or “we”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 15,810,000 of the Company’s common shares, no par value per share (the “Common Shares”), (ii) 1,590,000 pre-funded warrants (“Pre-Funded Warrants”) and, (iii) in a private placement under Rule 506 of Regulation D, 17,400,000 warrants (“Purchase Warrants”) at a combined purchase price of $0.23 per Common Share and Purchase Warrant if purchasing the Common Shares, or $0.22 per Pre-Funded Warrant and Purchase Warrant if purchasing the Pre-Funded Warrants. Each Purchase Warrant entitles the Purchaser to purchase one Common Share for a period of five years from the date of issuance for an exercise price of $0.23 per share. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering is expected to close on October 12, 2022, subject to the satisfaction of certain customary closing conditions.

In addition, under the Purchase Agreement, the Company has agreed that for 90 days after the closing date, neither the Company nor any subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents except as may be permitted by the Placement Agent.

Additionally, in connection with the Offering, each of the officers, directors and stockholders holding 10% or more of the Company securities entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the 90-day period following the closing of the Offering.

The Company offered Pre-Funded Warrants to those Purchasers whose purchase of Common Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Common Shares immediately following the consummation of the Offering in lieu of the Common Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Common Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of a Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Pre-Funded Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

Each Purchase Warrant sold in the private placement will be exercisable for one Common Share at an initial exercise price of $0.23 per share. The Purchase Warrants may be exercised commencing on the issuance date and terminating on the fifth anniversary of the issuance date. The Purchase Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at any time after four months after the issuance date, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Purchase Warrants. The Company has agreed to file a registration statement on Form F-1 (or other appropriate form if the Company is not then F-1 eligible) providing for the resale by the Purchasers of the Purchase Warrant shares issued and issuable upon exercise of the Purchase Warrants. The exercise of the Purchase Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Purchase Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of the Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of shares of Common Shares issuable upon exercise of the Purchase Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Securities Purchase Agreement pursuant to which Lind Partners acquired the senior secured convertible note on October 27, 2021 (“Lind Note”) prohibits the Company from entering into any Prohibited Transactions (defined to include the Purchase Warrants in this offering) without Lind Partner’s prior written consent, until thirty days after such time as the Lind Note has been repaid in full and/or has been converted into common shares. In addition, the Lind Note provides Lind with a 10-day right of first purchase if the Company makes a public offer of its Common Shares. On October 9, 2022, Lind Partners entered into an agreement (the “Waiver Release”) pursuant to which they waived such provisions in consideration of participating in this offering and receiving, without payment therefor, additional Purchase Warrants in the private placement to acquire up to 1,739,130 Common Shares at an exercise price of $0.23 per Common Share. A copy of the Waiver Release is attached hereto as Exhibit 10.2.

The Common Shares, the Pre-Funded Warrants and the Common Shares issuable upon exercise of the Pre-Funded Warrants were offered pursuant to a prospectus supplement, filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2022, to the Company’s effective shelf registration statement on Form F-3 (File No. 333-265998) (the “Registration Statement”), which was filed with the Commission on July 1, 2022 and was declared effective on July 18, 2022. A copy of the opinion of Carmel, Milazzo & Feil LLP, the Company’s United States securities counsel, and Cassels Brock & Blackwell LLP, the Company’s Canadian counsel, relating to the legality of the issuance and sale of the securities in the Offering is attached as Exhibit 5.1 and 5.2 hereto.

Maxim Group LLC acted as the sole placement agent (“Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated October 10, 2022 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Offering will result in gross proceeds to the Company, assuming the sale of all of the common shares, of approximately $4,002,000 before deducting the Placement Agent fees and related offering expenses, and excluding proceeds to the Company, if any, that may result from the future exercise of the Pre-Funded Warrants or the Purchase Warrants issued in the Offering.

As compensation to the Placement Agent, as the exclusive placement agent in connection with the Offering, the Company has agreed to pay to the Placement Agent a cash fee of 7.0% of the aggregate gross proceeds raised in the Offering and reimbursement of up to $60,000 for reasonable and documented fees and expenses of legal counsel and other actual out-of-pocket expenses.

The foregoing summaries of the Purchase Agreement, Placement Agency Agreement and the forms of the Pre-Funded Warrant and the Purchase Warrant do not purport to be complete and are subject to, and qualified in their entirety by, the forms of such documents attached as Exhibits 10.1, 1.1, 4.1 and 4.3, respectively, to this Report of Foreign Private Issuer on Form 6-K (the “Report”), which are incorporated herein by reference. The description of the terms of the Purchase Agreement, Placement Agency Agreement, Pre-Funded Warrant and the Purchase Warrant are qualified in their entirety by reference to such exhibits.

Neither this Report nor the attached press releases shall constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7.01. Regulation FD Disclosure.

On October 10, 2022, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

Forward- Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements that are made pursuant to the safe harbor provisions within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act, as amended. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties, many of which are beyond the Company’s control, that may cause actual results or events to differ materially from those projected. These risks and uncertainties include risks described in the section entitled “Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Commission on April 28, 2022 and in its other filings with the Commission, including, without limitation, its reports on Forms 6-K, and the prospectus supplement filed with the Commission on October 11, 2022, relating to the Offering, all of which can be obtained on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are filed with this Report of Foreign Private Issuer on Form 6-K:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated October 10, 2022
4.1	Form of Pre-Funded Warrant
4.2	Form of Lock-Up Agreement
4.3	Form of Purchase Warrant
5.1	Opinion of Cassels Brock & Blackwell, LLP
5.2	Opinion of Carmel, Milazzo & Feil LLP
10.1	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated October 10, 2022
10.2	Form of Waiver Release
23.1	Consent of Cassels Brock & Blackwell, LLP (included in Exhibit 5.1)
23.2	Consent of Carmel, Milazzo & Feil LLP (included in Exhibit 5.2)
23.3	Consent of Davidson & Company, LLP, independent registered public accounting firm
99.1	Press Release dated October 10, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 12, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

4